GRASIM
ADITYA BIRLA GROUP

06016087

July 21, 2006

SUPPL 082-03322

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 16 2006
WASH, DC
151

Dear Sir,

Re: Chemical Division Plant

We have taken shut down of about four weeks for major repair in the Captive Power Plant attached to our Chemical Division at Nagda.

Consequently there will be reduction in the production by about 50% in our Chemical Division plant during the said period of four weeks. While this will impact the profitability of Chemical Division for Q2, the Company does not expect any impact on its overall profitability for the company as a whole on this account.

This is for your information.

Thanking you,

Yours faithfully,

PROCESSED
AUG 18 2006
THOMSON
FINANCIAL

[signature]

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)